

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2011

<u>Via Facsimile</u>
Mr. Steven E. Nell
Executive Vice President and Chief Financial Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

  Re: **BOK Financial Corporation**
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed February 28, 2011
     File No. 000-19341

Dear Mr. Nell,

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

       Sincerely,

       /s/ Stephanie L. Hunsaker

       Stephanie L. Hunsaker
       Senior Assistant Chief Accountant